SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Market Announcement released on August 20, 2020 and August 26, 2020, that the Board of Directors of Amazonas Geração e Transmissão S.A. (“Amazonas GT”), a subsidiary wholly owned by Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), approved today the signing of the Term of Commitment to Amazonas Energia (“Distributor”), which recognizes the amount of the energy debt of the Distributor with Amazonas GT, on the base date of August 20, 2020, as well as mechanisms are established for settling the debt, proposing general premises for the future formalization of the Debt Confession Instrument - ICD and the withdrawal of the negative of Amazonas Energia in the Register of Defaulters of ANEEL. The Term of Commitment contains the recognition of the debt of Amazonas Energia with Amazonas GT, updated until August 20, 2020, in the amount of R$ 1,215,981,070.11 (one billion, two hundred and fifteen million, nine hundred and eighty one thousand, seventy reais and eleven cents), called “Debt”. For the settlement of the Debt, the Distributor undertakes to use funds to which it is entitled from the Fuel Consumption Account - CCC, of the reimbursement of over-contracting, the credits for the settlement of energy in the Short Term Market (MCP) and the credits of the “ACCOUNT COVID” for the payment of the debt.

When signing the ICD, should be deducted from the Debt the funds that may be received by Amazonas GT until the signing of the ICD, such as the amount of R$ 178,196,290.53 (one hundred and seventy-eight million, one hundred and ninety six thousand, two hundred and ninety reais and fifty-three cents), already received by Amazonas GT, from the Covid Account, according to the Market Announcement dated August 26, 2020. It should be also treated through another instrument, and therefore deducted of the Debt, the due amounts resulting from the energy contract of HPP Balbina, which depend on the tariff review of the Distribution Company of 2020.

The Company will keep the market informed about the signing of the ICD.

Rio de Janeiro, September 02, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.